Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.             Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

2.             Date of Material Change

June 8, 2009.

3.             News Release

The news release (the “News Release”) attached hereto as Schedule “A” was issued through CNW Group on June 8, 2009.

4.             Summary of Material Change

The material change is described in the attached News Release, which News Release is incorporated herein.

5.             Full Description of Material Change

5.1          Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2          Disclosure for Restructuring Transactions

Not applicable.

6.             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.             Omitted Information

Not applicable.

8.             Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.             Date of Report

June 16, 2009.

Schedule “A”

Banro Corporation

PRESS RELEASE

BANRO’S UPDATE OF TWANGIZA FEASIBILITY STUDY INCREASES PROVEN AND PROBABLE RESERVES BY 23.7% TO 4.54 MILLION OUNCES OF GOLD

Updated Feasibility Study adds further 882,000 ounces of gold production

TORONTO, June 8, 2009 - Banro Corporation (“Banro” or the “Company”) (TSX - “BAA”; NYSE AMEX- “BAA”) is pleased to announce updated results of the Feasibility Study (“FS”) of its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

This follows the Twangiza FS, the results of which were announced in a press release of the Company dated January 26, 2009 (a copy of this press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

The updated results of this study encompass:

•                  improved recoveries (from work completed since the FS) on the transitional and fresh refractory ore types, based on further metallurgical testwork and an enhanced recovery process; and

•                  updated input parameters as of May 2009 to capital expenditure (“capex”) and operating expenditure (“opex”) variables, compared to November 2008 inputs.

The highlights of the updated FS include:

•                  Total Proven and Probable Reserves have increased by 0.87 million ounces (23.7%) from 3.67 million ounces to 4.54 million ounces of gold.

•                  Initial capital costs have decreased by 7.9% from US$409.65 million to US$377.43 million. These initial capital costs include a contingency of US$35.5 million.

•                  Average annual production of 312,979 ounces of gold over the first three years of the project at average operating cash costs of US$261 per ounce.

•                  Average annual production of 262,215 ounces of gold over the first five years of the project at average operating cash costs of US$325 per ounce.

•                  An increase in gold production of 881,681 ounces (33.2%) from 2,651,807 ounces to 3,533,488 ounces. Treated tonnage has increased from 60.89 million tonnes at 1.87g/t Au to 82.46 million tonnes at 1.71g/t Au.

•                  Life of mine has increased from 15.06 years to 20.86 years.

•                  The process plant now includes the addition of a processing facility to treat refractory ore, which improves recoveries of refractory material from 36.4% to 64.0% for transitional ore and from 51.7% to 72.2% for fresh ore. This results in an overall increase in gold recovery from 72.6% to 78.0%.

•                  The diesel price has been reduced from US$1.20/litre to US$1.00/litre.

•                  Total operating cash costs for life of mine have increased by 6.8% from US$429 per ounce to US$459 per ounce, due to updated mining and process plant costs.

•                  Life of mine sustaining capital has increased by US$91.6 million to cater for mining fleet replacement (US$20.0 million assumed), mining sustaining capital (US$ 6.2 million), additional process plant costs to treat refractory ore and tailings (US$50.0 million assumed) and an increase in the tailings capacity (US$15.4 million).

•                  Project post tax net present value (“NPV”) increased by 2.8% from US$342 million to US$352 million. The NPV calculation was based on a gold price of US$850 per ounce and a discount rate of 5%.

•                  Total project capital expenditure payback is 2.39 years from start of production, yielding an IRR of 20.1%.

•                  Total project net cash flows after tax and after capital spending increased by 13.08% from US$593.14 million to US$670.75 million.

•            At US$950 per ounce the project net cash flow would be US$1,024.10 million.

•                  Recent extensions flanking the North and Main deposits at Twangiza, together with recently identified targets within trucking distance of the proposed plant site, have the potential to add significant oxide resources to the project.

This update of the FS was compiled with input from independent consultants, SENET and SRK Consulting (South Africa) (Pty) Ltd (“SRK (SA)”).

Banro President and CEO Mike Prinsloo said: “On the back of these encouraging updated Feasibility Study outcomes, we are in a position to start development of the Twangiza project. The development of the project has full support from central and regional governments.”

Mineral Resources

The current Mineral Resource estimates for Twangiza are set out in Table I below.  These estimates were prepared by SRK Consulting (UK) Ltd. and were announced by Banro in a press release dated January 14, 2009  A copy of this press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Martin Pittuck, who is an employee of SRK Consulting (UK) Ltd., was the “Qualified Person” (as such term is defined in National Instrument 43-101) for the purpose of these Mineral Resource estimates.

Table I - Summary of SRK (UK)’s Twangiza Mineral Resources Statement

(effective date: January 9, 2009)

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	17.2	2.40	1.32
Indicated	90.3	1.50	4.28
Measured & Indicated	107.5	1.60	5.60
Inferred	8.2	1.70	0.40

(above 0.5 g/t Au cut-off)

Mine Planning

SRK (SA) has prepared updated independent estimates of the Twangiza Mineral Reserves which are set out in Table II below.

Table II — Summary of Updated Twangiza Mineral Reserve Estimates

(effective date: June 6, 2009)

Reserve Category	Deposit	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Proven	Twangiza Main and North	15.98	2.35	1.21
Probable	Twangiza Main and North	66.48	1.56	3.33
Total Proven and Probable Reserve	Twangiza Project	82.46	1.71	4.54

SRK (SA)’s updated independent estimates of the Twangiza Mineral Reserves are based on the Mineral Resource estimate set out above in Table I of this release. The Mineral Reserves were estimated by H.G. (Wally) Waldeck and Mark Sturgeon, both of whom are employees of SRK (SA) and “Qualified Persons” (as such term is defined in National Instrument 43-101). The Mineral Reserve Statement uses the definitions and guidelines given in CIM Definition Standards on Mineral Resources and Mineral Reserves and is reported in accordance with National Instrument 43-101 requirements.

The Mineral Reserves have increased by 23.7% (0.87 Million ounces) largely due to the improved process recoveries of the refractory ore types. Although the overall operating costs have increased, the net result is an increase in the Mineral Reserves and the Life-of-Mine.

“The Twangiza project offers further upside from the neighbouring deposits of Luhwindja and the adjacent flanking structures to the North and Main pits, as well as the deposits of Kaziba, Mufwa and Tshondo, which are in trucking distance of the proposed Twangiza plant site.

“All efforts will now be concentrated on boosting the oxide and transition ounce profile from these deposits. We will also review other aspects of the study, such as the mining fleet, tailings dam, hydro plant, etc., with the objective of further optimizing the study outcome and increasing the size of the planned Twangiza mine, with a higher production profile in the earlier years,” said Mr. Prinsloo.

Processing

Estimate recoveries were adopted for the transition and fresh refractory ores at the time of publishing the Twangiza FS and subsequent metallurgical testwork to improve these recoveries has since been undertaken and further optimized using the LEACHOX process (a proprietary process owned by Maelgwyn Mineral Services).

This process incorporates the following steps:

•                  production of sulphide concentrates by flotation (conventional process)

•                  fine-grinding the flotation concentrate

•                  contacting the fine milled product with oxygen in Aachen reactors (proprietary equipment) to effect partial oxidation of sulphides, which will in turn liberate the refractory gold, making it amenable to conventional cyanidation.

The recovery results to date have increased from 36.4% to 64.0% for transitional refractory ore and from 51.7% to 72.2% for fresh refractory ore.

Table III — Comparative summary of the gold recovery, tonnage and grade for each ore type is shown in the table below:

(January 2009 Feasibility compared to June 2009 Updated Feasibility)

	January 2009			June 2009
Ore Type	Recovery (%)	Tonnage (Mt)	Grade Au (g/t)	Recovery (%)	Tonnage (Mt)	Grade Au (g/t)
Twangiza Oxide Main	90.2	13.8	2.14	90.2	14.0	2.11
Twangiza Oxide North	91.2	3.8	2.12	91.2	4.0	2.05
Twangiza Transition FP Main	79.5	4.8	1.86	79.5	5.0	1.79
Twangiza Transition FP North	93.2	2.2	2.06	93.2	2.2	2.06
Twangiza Fresh FP Main	74.8	18.4	1.32	74.8	23.7	1.26
Twangiza Fresh FP North	81.4	1.4	2.19	81.4	1.4	2.20
Twangiza Transition CMS Main	36.4	3.2	3.13	64.0	7.0	2.21
Twangiza Transition CMS North	36.5	0.4	2.91	64.0	0.6	2.40
Twangiza Fresh CMS Main	51.7	12.6	1.87	72.2	24.2	1.62
Twangiza Fresh CMS North	51.8	0.3	1.85	72.2	0.3	1.66

Note: “FP” refers to feldspar porphyry.  “CMS” refers to carbonaceous mudstone.

Input Parameter Changes

As part of the FS update, input parameters secured in November 2008 for the FS were revised to reflect current market levels and pricing.

Table IV below shows the percentage variances of the key component differences between the FS of January 2009 and this June 2009 update.

Table IV — Key Components (Capex and Opex)

			January 09 (US$)	June 09 (US$)	% Change
1.	Diesel Costs — Price Per Litre		1.20	1.00	-16.7%
2.	Transport (Logistics) — Total Capital Costs		2,774,006	2,571,294	-7.3%
	-	20 Foot Container Price for Freight	13,001	12,450	-4.2%
	-	40 Foot Container Price for Freight	19,075	17,500	-8.3%
3.	Civils and Infrastructure
		Earthworks: Total Costs	17,348,542	15,836,876	-8.7%
		Civils: Total Costs	14,517,913	11,327,146	-22%
	-	Access Roads (including Earthworks, Layers, Drainage & Bridges, etc.) & Tailings Dam Road	25,826,861	23,959,327	-7.2%
4.	Steel Costs (Total)		7,544,998	5,620,933	-25.5%
	-	Structural Steelwork Costs Per Tonne	2,400	1,800	-25%
5.	Reagents
	-	Lime Costs — Costs Per Delivered Tonne	520	507	-2.5%
	-	Cyanide — Costs Per Delivered Tonne	2,862	2,520	-11.9%

Capital Costs

The tables below summarize the comparative capital costs (January 2009 to June 2009) for the Twangiza project and the hydroelectric project.

A separate stand alone 30MW hydroelectric scheme (the Ulindi II site) to supply power to the Twangiza project will cost US$133.8 million (including a contingency of US$20.1 million), to be funded in whole or in part by third party financing (reference is made to the Company’s January 26, 2009 press release). The hydroelectric project will be developed separately but in parallel to the Twangiza mine development.

Table Va — Total Initial Project Capital Costs (excludes hydroelectric power plant)

TWANGIZA PROJECT CAPEX SUMMARY	January 2009 US$ ‘000	June 2009 US$ ‘000
Total Mining (Owner Fleet)	76,118	79,236
Total Process Plant	175,424	150,037
Total Infrastructure	53,940	51,036
Total Management Costs	65,290	61,571
Contingency	38,881	35,550
TOTAL MINE INITIAL PROJECT CAPITAL COSTS	409,654	377,430

Table Vb — Hydroelectric Power Plant Capital Costs

CAPEX SUMMARY HYDROELECTRIC POWER	January 2009 US$ ‘000	June 2009 US$ ‘000
Total Hydroelectric Power Costs	133,778	133,778
Banro’s 50% contribution	66,889	66,889

Table Vc — Total Initial Project Capital Costs (Includes Hydroelectric Power Plant)

CAPEX GRAND TOTAL PROJECT COSTS	January 2009 US$ ‘000	June 2009 US$ ‘000
Total Mine Initial Project Capital Costs	409,654	377,430
Total Hydro Power Costs	66,889	66,889
GRAND TOTAL PROJECT COST	476,543	444,319

Operating Cash Costs

The following operating cash costs were estimated and incorporated into the financial analysis:

Table VIa - Total Operating Cash Costs for Initial 7 years

	January 2009		June 2009
OPEX : First 7 Years	US$/t	US$/oz	US$/t	US$/oz
Mining	6.48	136.08	7.39	140.43
Processing	11.56	243.12	10.94	207.86
G & A	1.07	22.14	1.07	20.42
Refining	0.26	5.00	0.26	5.00
Total	19.37	406.34	19.66	373.71

Table VIb - Life of Mine Total Operating Costs

	January 2009		June 2009
OPEX : LoM : HEP	US$/t	US$/oz	US$/t	US$/oz
Mining	5.31	121.90	5.68	132.60
Processing	11.92	273.65	12.71	296.60
G & A	1.26	28.93	1.06	24.65
Refining	0.22	5.00	0.21	5.00
Total	18.71	429.47	19.66	458.85

Project Economics and Financial Analysis

Calculated sensitivities show the upside leverage to gold prices and the robust nature of the projected economics to operating assumptions.

Sensitivities

Table VIIa - Gold Price (Base Case: US$850/oz)

Gold Price	IRR	NPV US$ million at different discount rates
US$/oz	%	0%	5%	10%
750	11.4%	317	128	21
850	20.1%	671	352	177
950	27.6%	1,024	575	333
1050	34.5%	1,377	799	489

Table VIIb - Capex (Base Case: US$444 Million)

CAPEX Change	IRR	NPV US$million at different discount rates
%	%	0%	5%	10%
-10%	23.9%	715	395	219
+10%	17.0%	626	319	135

Table VIIc — Operating Cash Costs (Base Case: US$459/oz)

OPEX Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	22.9%	833	448	241
+10%	17.0%	509	255	114

Table VIId - Fuel Price (Base Case: US$1.00/litre)

Fuel Price Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	20.4%	684	360	183
+10%	19.8%	658	343	171

“With the gold price testing US$1,000 per ounce the Twangiza project offers an excellent return for investors and a quick payback, because of the unique situation where the highest gold production and lowest cost production occur in the early years, because of the oxides, higher tonnage through-put due to free dig and overall low strip ratio. Our objective now is to add additional oxide and porphyry transitional ounces to the project, to maximize and uplift the production profile,” said Mr. Prinsloo.

Accessibility and Transport/Logistics

Based on SENET and FH Bertling Logistics surveys, all plant and mining equipment will be routed by road to site via Mombasa — Nairobi (Kenya) — Kampala (Uganda) — Kigali (Rwanda) — Bukavu (DRC) and then en-route to site via the N2 road in South Kivu Province.

Additional Information

Additional information with respect to the Twangiza project is contained in the technical report of SENET dated February 27, 2009 and entitled “Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo.”  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Persons

The updated results of the Twangiza FS were prepared under the supervision of Neil Senior, Joint Managing Director of SENET and a “Qualified Person”, as such term is defined in National Instrument 43-101. Mr. Senior has reviewed and approved the contents of this press release. Mr. Senior was also the Qualified Person throughout the preparation of the FS.

H.G. (Wally) Waldeck and Mark Sturgeon, each of whom is an employee of SRK (SA), are the “Qualified Persons” (as such term is defined in National Instrument 43-101) responsible for the updated Mineral Reserve estimates for the Twangiza project referred to in this press release.

Martin Pittuck, an employee of SRK Consulting (UK) Ltd., was the “Qualified Person” (as such term is defined in National Instrument 43-101) responsible for the Mineral Resource estimates for the Twangiza project referred to in this press release.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Statement

The updated information presented in this press release is not intended to replace the feasibility study, but rather to update certain key parameters directly affecting the financial outcomes of the project. In addition, the findings contained reflect an ongoing analysis and therefore there is no certainty that all the conclusions reached will be realized.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml. The base case gold price is US$850/oz and does not reflect the standards of the SEC.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated Twangiza project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production and the Company’s exploration and development plans and objectives with respect to its Twangiza project) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing needed in the future; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza study and mine plan; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company’s activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 30, 2009 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource and Reserve Estimates

The mineral resource and mineral reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this press release are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.